December 1, 2008

Via EDGAR, Electronic Mail & Overnight Delivery

U.S. Securities and Exchange Commission

Office of Mergers & Acquisitions

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549

Attention:	Nicholas P. Panos, Senior Special Counsel Song P. Brandon, Attorney Advisor

Re:	drugstore.com, inc. Schedule TO-I filed November 12, 2008 File No. 5-57797

Ladies and Gentlemen:

Drugstore.com, inc. (“drugstore.com” or the “Company”) submits this letter in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the letter dated November 26, 2008 (the “Comment Letter”) relating to the above-referenced issuer tender offer statement filed November 12, 2008 (the “Schedule TO-I”). In response to the comments set forth in the Comment Letter, the Schedule TO-I has been amended and drugstore.com has filed an amendment to such schedule (“Amendment No. 1”) simultaneously with this response letter. Further, we are providing via electronic mail and overnight delivery copies of this response letter and Amendment No. 1 marked to show changes from the Schedule TO-I. For your convenience, we have repeated the comment contained in the Comment Letter below in italicized, bold type before our response.

Schedule TO-I

Exhibit (a)(1)(A): Offer to Amend the Exercise Price of Certain Options

1. As you are aware, the global Exemptive Order issued in connection with option exchange offers (March 21, 2001) applies to offers where (i) the subject security is an option; (ii) the exchange offer is conducted for compensatory reasons; and (iii) the issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered will also be issued under such an employee benefit plan. We assume you are attempting to rely on that Order since you are limiting participation in this exchange offer to certain eligible employees

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December 1, 2008

who are tendering options granted at a discount exercise price. Please provide us with an analysis as to why you believe your offer conforms to the conditions applicable for reliance on the global Exemptive Order. Specifically address whether all options subject to the exchange offer were validly issued under a Rule 405 employee benefit plan.

Company Response:

The Company respectfully advises the Staff that it believes that the conditions set forth in the Commission’s March 21, 2001 exemptive order regarding Issuer Exchange Offers Conducted for Compensatory Purposes have all been satisfied. The exemptive order specifies that Rules 13e-4(f)(8)(i) and (ii) will not apply to issuer tender offers that satisfy the following conditions (the conditions are set forth in bold and the Company’s compliance is detailed beneath each condition):

The subject security is an option.

The subject securities eligible for amendment in the offer are stock options to purchase shares of common stock of drugstore.com.

The exchange offer is conducted for compensatory purposes.

The purpose behind the offer is compensatory in nature, as is stated in Question & Answer 3 and Section 3 on pages 5 and 34, respectively, of Exhibit (a)(1)(A) to the Schedule TO-I (such exhibit, the “Offer to Amend”), by providing eligible employees with the opportunity to avoid potentially materially adverse tax consequences under Section 409A of the Internal Revenue Code (“Section 409A”) related to options that were issued with an exercise price less than the fair market value of the underlying drugstore.com common stock on the date of grant (“discount options”). This compensatory purpose is met through the offer to amend the eligible discount options to increase the exercise price per share to the fair market value per share of the Company’s common stock on the date of grant. We believe that offering eligible employees the opportunity to avoid adverse tax consequences will foster retention and better align the interests of our employees and stockholders to maximize stockholder value, each of which are components of the Company’s compensation goals.

The offer further provides these employees the opportunity to downwardly reprice their options to the greater of (i) the closing selling price per share of the Company’s common stock on the expiration date or (ii) the option’s original exercise price, if the closing selling price per share of the Company’s common stock on the expiration date is less than the fair market value per share of the

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Company’s common stock on the date of grant. This ensures that employees being asked to give up their discount options are not receiving options that are further “underwater” (that is, that have an exercise price that is greater than the current fair market value of the underlying stock) than they would have been at their original exercise price. As a result, this meets the compensatory purpose of the Company by offering a way for optionees to mitigate the loss of the option price discount that they must give up in order to avoid adverse tax consequences. If this additional repricing was not offered, the optionees would be losing the value of their options simply because they need to avoid violating Section 409A. This would undermine the compensatory purposes of the options, because it would not provide the incentive and retention value the company needs.

Finally, participants (other than the Company’s Chief Executive Officer and, as per the amendment to the offer explained herein, the other executive officers) also will receive a cash payment under the offer if the new exercise price is greater than the original exercise price. Such cash payment will be in an amount equal to the new exercise price per share of the amended option minus the original exercise price per share of the option. The purpose of this payment is compensatory in nature, as it mitigates the loss of any option price discount the participants must give up in order to avoid the adverse tax consequences that otherwise would apply to discount options. As a result, the options will continue to assist the Company in meeting its incentive and retention needs. The Company’s Chief Executive Officer, Dawn Lepore, will be eligible to participate in the repricing of her eligible options, but will not be eligible to receive any cash payments under the offer, as the Company did not feel that providing Ms. Lepore with such cash payments would further the Company’s compensatory goals for Ms. Lepore. The offer is being amended to similarly exclude other executive officers from eligibility for cash payments under the offer. Only three executive officers, Ms. Lepore, Ms. Julie Johnston and Mr. Ronald Kelly, hold eligible options that may be repriced under the offer.

As a result of the above, drugstore.com believes that the offer is being conducted for compensatory purposes.

The issuer is eligible to use Form S-8, the options subject to the offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act, and the securities offered in the offer will be issued under such an employee benefit plan.

The Company is eligible to use Form S-8. The Company is eligible to register securities with respect to these options on Form S-8 because all of the individuals holding options subject to the exchange offer were employees or service providers of the Company on the respective dates of grant. All options subject to the offer

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December 1, 2008

were validly issued under the Company’s 1998 Stock Plan, and all options amended in the offer will remain outstanding pursuant to such plan. This plan is an employee benefit plan as defined in Rule 405 under the Securities Act. The Company’s 1998 Stock Plan permits the administrator of the plan to determine the exercise price of options granted under the plan, except that (1) incentive stock options must be granted at a price no less than 100% of fair market value on the date of grant, and (2) nonstatutory stock options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code must be granted at a price no less than 100% of fair market value on the date of grant. The eligible options were intended to be nonstatutory stock options, not incentive stock options, and were not intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. Therefore, the 1998 Stock Plan permitted the granting of stock options with an exercise price less than 100% of fair market value on the date of grant. The other requirements for valid issuance under the 1998 Stock Plan also were met.

As a result, drugstore.com believes that the offer conforms to the conditions applicable for reliance on the global Exemptive Order.

2. We note that your offer to amend outstanding eligible options contains a cash bonus component, which will be paid “on the Company’s first payroll date in 2009.” It appears that you are relying upon the global exemptive relief granted by the staff of the Division of Corporation Finance pursuant to the Microtune, Inc. (available September 13, 2007) Exemptive Order with regard to delay in the payment of the cash consideration in an option repricing tender offer. The exemptive relief from Rules 13e-4(f)(5) and 14e-1(c) of the Exchange Act, which require that payment be prompt, was conditioned on the non-participation by the company’s executive officers and directors. In that regard, we note the disclosure you provide on page 45 indicating that your executive officers and directors are eligible to participate in the current offer. Please tell us why these individuals are permitted to participate in your offer, which appears to rely on the cited global exemptive relief, when the terms of such relief specifically require that executive officers and directors not participate in the offer. In the alternative, please revise your offer to exclude participation by all of your executive officers and directors.

Company Response:

The Company respectfully advises that Ms. Lepore, the Company’s Chief Executive Officer, is the only named executive officer that holds options eligible to be amended in the offer. However, Ms. Lepore’s participation is limited to the repricing of her eligible options. She is not eligible for any cash payments under the offer, as stated in Question & Answer 2 (on page 3 of the Offer to Amend), Question & Answer 7 (on page 7 of the Offer to Amend , Question and Answer 17 (on page 10 of the Offer to Amend), and Section 2 (on page 31 of the Offer to Amend).

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December 1, 2008

No other named executive officers hold options that are eligible to be amended in the offer. Ms. Julie Johnston, the Company’s Vice President, OTC Merchandising and Mr. Ronald Kelly, the Company’s Vice President, Customer & Pharmacy Services also hold eligible options, and under the original terms of the offer, may be eligible to receive a cash payment. Ms. Johnston and Mr. Kelly are not named executive officers, but are executive officers within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). They and Ms. Lepore are the only current or former executive officers who hold eligible options. We respectfully advise the Staff that drgustore.com has revised the offer to provide that executive officers within the meaning of Section 16 of the Exchange Act will remain eligible for the repricing portion of the offer but will not be eligible for any cash payments under the offer. Non-employee directors are not eligible to participate in the offer; we have clarified the disclosure on page 45 to reflect this.

As a result, drugstore.com respectfully submits that by excluding executive officers and directors from eligibility to receive cash payments on the Company’s first payroll date in 2009, it remains entitled to rely on the global exemptive relief granted by the staff of the Division of Corporation Finance pursuant to the Microtune, Inc. Exemptive Order with regard to delay in the payment of the cash consideration to eligible non-officer employees in an option repricing tender offer.

3. It appears that you will not determine the final exercise price or cash bonus amount payable until the offer expiration date. Rules 13e-4(f)(1)(ii) and 14e 1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the change. Please provide us with your legal analysis explaining how your offer will comply with Rules 13e-4(f)(1)(ii) and 14e-1(b). In the alternative, please revise your document to explain that you will extend the offer for at least 10 business days after a change in the consideration offered to your eligible employees.

Company Response:

The Company respectfully advises the Staff that the offer will comply with Rules 13e-4(f)(1)(ii) and 14e-1(b) and that no extension of the offer period is necessary because the repricing and cash payment formula, as described further below, is detailed clearly and in definite terms in the offer documents. Accordingly, it is very clear to employees the consideration to which they will be entitled if they participate in the offer.

The offer provides for a two-step option repricing process plus potential cash payments. Executive officers holding eligible options will be able to participate in the repricing portion of the offer but will not be eligible to receive any cash payments under the offer.

U.S. Securities and Exchange Commission

December 1, 2008

Repricing. Options participating in the offer will be repriced to their new exercise price in two steps:

First, options will be amended to increase the exercise price per share to the fair market value per share of the Company’s common stock on the date of grant (the “upward repricing”). This will be the highest maximum new exercise price for an amended option. The Company has provided each eligible employee with an addendum that indicates the grant date fair market value of their eligible options. Therefore, each eligible employee knows the maximum new exercise price that could apply to his or her amended options.

Second, immediately following the upward repricing, if the closing selling price per share of the Company’s common stock on the expiration date is less than the fair market value per share of the Company’s common stock on the date of grant, the Company automatically will apply a downward repricing to avoid having participating employees receive options that are further underwater than the options they tendered in the offer. As described further in response to Comment 1, this secondary repricing is being undertaken because more significantly underwater options will not meet the Company’s incentive and retention needs with respect to the eligible options. This downward repricing will amend the options to decrease the exercise price to the greater of (i) the closing selling price per share of the Company’s common stock on the expiration date or (ii) the option’s original exercise price per share. Since the employees know the maximum exercise price that can apply to each eligible option (that is, the grant date fair market value of the eligible options), this is essentially identical to a typical repricing of underwater stock options in which the new exercise price is based on the fair market value of the applicable company’s common stock on the expiration date of the offer.

Further, on the expiration date, after the close of the trading day, the Company will post the closing selling price of the Company’s common stock for that day on http://investor.drugstore.com, and employees may also email or call the Stock Plan Administrator to obtain the closing selling price. The Company further expects to email or otherwise notify eligible employees directly regarding the closing selling price (as shown in Exhibit (a)(1)(G) to the Schedule TO-I). Based on this, each eligible employee will be able to determine his or her actual new exercise price and his or her actual cash payment, if any, should the employee elect to participate in the offer. The employee will have a number of hours between when this information is posted and available and the expiration of the offer at midnight. Therefore, each employee will have opportunity to revise his or her decision regarding whether to participate in the offer in light of the final information.

Repricing Precedents. The above formula for the repricing of stock options is clear to employees, and since the maximum new exercise price is determinable and has been communicated, it provides more price certainty that some other offers the Staff has approved in the past. For instance, the “six month and a day” option exchange structure, long accepted by issuers, investors and regulators, does not provide clarity on the exercise price of the amended

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December 1, 2008

option until long after the option holder has made his or her decision regarding participation, and the option holder bears the risk that the stock price will have risen during that time. These exchanges were structured in this manner to avoid adverse accounting charges to the issuer; similarly, the Company’s offer is structured to allow employees to avoid adverse tax consequences and to receive options that are not further underwater than the options they tendered in the offer. In addition, many companies have implemented repricing offers with a similar two-step approach in which the final new exercise price was not determinable until the last day of the offer. The following is an illustrative, but not complete, list of the companies that made such offers in 2007 or 2008:

•	Jabil Circuit;

•	Forrester Research;

•	Turbochef Technologies;

•	Cirrus Logic;

•	Verisign;

•	Broadcom;

•	KLA-Tencor;

•	Cyberonic;

•	Apollo Group;

•	Integrated Silicon Solution; and

•	Foundry Networks.

Cash Payments. For each eligible option amended in this offer (other than those held by executive officers), to the extent that the new exercise price is greater than the original exercise price, an employee will receive a cash payment on the Company’s first payroll date in 2009 equal to the difference between the new exercise price per share of the amended option and the original exercise price per share. This necessarily means that the cash payment cannot be stated as a dollar amount until the offer is closed, as the actual dollar amount will depend on the new exercise price. However, the offer describes the methodology clearly and with specificity. The offer also provides a number of examples of how the cash payments will be determined. Because the formula for cash payments is precise (the new exercise price minus the original exercise price), and it is only the exact dollar amount of the cash payment which will not be known until the expiration date, the Company believes that the determination of the exact dollar amount is not a change to the consideration that would require an extension of the offer period under Rules 13e-4(f)(1)(ii) or 14e-1(b).

Further, each eligible employee will be able to determine his or her actual cash payment before the offer expires. As noted above, on the expiration date, after the close of the trading day, the Company will post the closing selling price of the Company’s common stock for that day on http://investor.drugstore.com, and employees may also email or call the Stock Plan Administrator to obtain the closing selling price. The Company further expects to email or otherwise notify eligible

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December 1, 2008

employees directly regarding the closing selling price (as shown in Exhibit (a)(1)(G) to the Schedule TO-I). The employee will have a number of hours between when this information is posted and the expiration of the offer at midnight. Therefore, each employee will have the opportunity to revise his or her decision regarding whether to participate in the offer in light of the final information.

Cash Payment Precedents. Since the implementation of Section 409A, many companies have implemented repricing offers with a similar cash payment component to the offer, in which the final cash payment was not determinable until the last day of the offer. The following is an illustrative, but not complete, list of the companies that made such offers in 2007 or 2008:

•	Forrester Research;

•	Verisign;

•	Broadcom;

•	KLA-Tencor;

•	Cyberonic;

•	Apollo Group;

•	Integrated Silicon Solution; and

•	Foundry Networks.

The SEC has also granted no–action relief to Comcast Corporation and to Microsoft Corporation in connection with their stock option monetization programs. Each of these programs was structured to pay tendering option holders an amount of cash determinable by reference to the average closing price of issuer common stock underlying the tendered options during a so-called “Averaging Period” that would begin after the expiration of the election period and end 10 (in the case of Comcast) or 15 (in the case or Microsoft) days later. See Comcast Corporation (October 7, 2004); Microsoft Corporation (October 15, 2003). The Company’s offer provides eligible employees with significantly more clarity regarding the offer consideration.

Summary. We believe that the consideration that a participating employee will receive is extremely well defined. The repricing and cash payment formulas will not be altered and therefore, the consideration offered will not be modified so as to require an extension of the offer. Rather, the formula automatically will be applied to result in the new exercise price and the dollar amount of the cash payments. This is consistent with the treatment the SEC has applied to other, similar tender offers (please see above under “Repricing Precedents” and “Cash Payment Precedents” for an illustrative list of similar offers). In addition, as informally discussed with the Staff prior to the commencement of the offer, the Company has taken all reasonable steps to ensure that the eligible employees are provided with clear information regarding the consideration they receive, including:

1. The offer specifies the repricing formula and the cash payment formula with specificity. Employees will always know the maximum new exercise price of their stock options, which has been provided in a personalized addendum.

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December 1, 2008

2. The offer documents contain examples regarding the repricing and the calculation of the cash payments.

3. The offer contains clear disclosure regarding the consideration the participants will receive, including (1) repriced options, (2) potential cash payments, and (3) the ability to avoid the adverse tax impacts of Section 409A.

4. On the expiration date, after the close of the trading day, employees will be provided information that will allow them to exactly calculate their new exercise price and cash payments, should they participate in the offer. The offer will remain open until midnight Eastern Time on the expiration date, which will allow employees the opportunity to modify their elections should they choose to do so.

5. Each participating employee (other than executive officers) will be made precisely whole for the discount he or she gives up under his or her discount option, since the employee will always receive a cash amount equal to the difference between the new exercise price and the original discounted price. Executive officers will not receive cash payments, but will, like all other participants, receive options that allow them to avoid the adverse tax impacts of Section 409A, and they will always know the maximum new exercise price of their eligible options, and will be able to determine the actual new exercise price to apply to each of their options prior to the closing of the offer such that they will have sufficient time to modify their election to participate in the offer if they wish to do so.

In conclusion, as in a typical repricing, the employees will not know the actual new exercise price until the close of the offer, but understand clearly how the price is determined. Similarly, the cash formula is clear, definite and objectively determinable, even though the precise dollar amount cannot be set until the expiration date. For these reasons, and as discussed informally with the Staff prior to commencement of the offer, the Company believes that the consideration that may be received in the offer is sufficiently detailed and precise such that no extension of the offer is required under Rules 13e-4(f)(1)(ii) or 14e-1(b).

Risks of Participating in the Offer, page 14

4. Please revise the disclosure in this section to explicitly note that the Private Securities Litigation Reform Act’s safe harbor protections do not apply to statements made in connection with the tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations available at www.sec.gov.

U.S. Securities and Exchange Commission

December 1, 2008

Company Response:

In compliance with Section 21E(b)(2)(C) of the Securities Exchange Act of 1934, as amended, the introductory language in the section entitled “Risks of Participating in the Offer” has been revised in Amendment No. 1. Specifically, the following statement has been added as requested by the Staff:

“The safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the offer.”

5. Please revise to eliminate the statement in the last sentence under this heading that you “undertake no obligation to revise or update publicly any forward-looking statement for any reason, including forward looking statements made herein.” This statement is inconsistent with your obligation to amend and promptly disseminate revised information in the event that your existing disclosure materially changes.

Company Response:

In response to the Staff’s comment, the prior statement made regarding the duty to update information has been deleted from Amendment No. 1.

Determination of validity; rejection of options; waiver of defects; no obligation to give notice of defects, page 36

6. The disclosure indicates that your determination of matters as to the validity, form, eligibility and acceptance of any options will be “final and binding on all parties.” Revise to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations. Please make similar changes to the document where you provide similar disclosure that your determination will be final and binding on all parties.

Company Response:

In response to the Staff’s comments, the Offer to Amend has been revised to disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, the Offer to Amend has been revised to disclose that security holders may challenge the Company’s determinations. Such revisions have been made throughout the Offer to Amend in each place where similar disclosure regarding the Company’s determinations has been made.

U.S. Securities and Exchange Commission

December 1, 2008

Interests of directors and executive officers; transactions and arrangements concerning the options, page 45

7. We note your disclosure that your executive officers and directors are eligible to participate in the current offer, including your CEO, Dawn Lepore. This statement is inconsistent with your disclosure on page 7 where you provide that “with respect to any eligible options amended pursuant to this offer other than eligible options held by the Company’s chief executive officer, you may, under certain circumstances become entitled to receive cash payment described below, less applicable tax withholding.” (Emphasis added). Please revise your disclosure to eliminate the inconsistency.

Company Response:

The Company respectfully advises that Ms. Lepore is not eligible for cash payments under the offer. Ms. Lepore’s participation in the offer is limited to the repricing of her eligible options.

She is not eligible for any cash payments under the offer, as stated in Question & Answer 2 (on page 3 of the Offer to Amend), Question & Answer 7 (on page 7 of the Offer to Amend , Question and Answer 17 (on page 10 of the Offer to Amend), and Section 2 (on page 31 of the Offer to Amend). We have revised the disclosure on page 7 and elsewhere in the Offer to Amend to clarify this.

In addition, the Company has revised the offer to provide that the participation of each executive officer in the offer is limited to the repricing of his or her eligible options. No executive officer may receive cash payments under the offer. Ms. Lepore, Ms. Johnston, the Company’s Vice President, OTC Merchandising, and Mr. Kelly, the Company’s Vice President, Customer & Pharmacy Services are the only current or former executive officers who hold eligible options.

Schedule [B]: [Summary Financial Information of drugstore.com, inc.]

8. The summarized financial information presented in accordance with Item 1010(c) of Regulation M-A is required for all of the periods specified in Item 1010(a). It does not appear you have presented all of the information required by Item 1-02(bb)(1) of Regulation S-X for all of the applicable periods. Please revise your disclosure accordingly. In addition, please present the ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4). For additional guidance, please review interpretation I.H.7 in the July 2001 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website, www.sec.gov.

U.S. Securities and Exchange Commission

December 1, 2008

Company Response:

In response to the Staff’s comments, Schedule B contained in Exhibit (a)(1)(A) of Amendment No. 1 has been revised in order to present all of the information required by Item 1-02(bb)(1) of Regulation S-X for all applicable periods. Further, a table has been added to Schedule B that summarizes the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K as required by Item 1010(c)(4) of Regulation M-A.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 372-3465 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

drugstore.com, inc.

/s/ Yukio Morikubo
Yukio Morikubo
General Counsel, Vice President and Secretary

U.S. Securities and Exchange Commission

December 1, 2008

cc:	Drew G. Markham, Wilson Sonsini Goodrich & Rosati, P.C.
Ralph Barry, Wilson Sonsini Goodrich & Rosati, P.C.
Michelle Wallin, Wilson Sonsini Goodrich & Rosati, P.C.